FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger
	[X]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: The Endowment PMF Master Fund, L.P.

3.	Securities and Exchange Commission File No.: 811-22940

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

712 W. 34th Street
Suite 201
Austin, TX 78705

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jennifer McCoy K&L Gates LLP One Congress Street, Suite 2900 Boston, MA 02114 (617) 951-9167 jenn.mccoy@klgates.com

7.
Name, address and telephone number of the individual(s) and/or entity(ies) responsible for maintenance and preservation of the fund's records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

(1) Endowment Advisers, L.P. d/b/a Cypress Creek Partners (records related to its function as investment adviser for the Fund) 712 W. 34th Street, Suite 201 Austin, TX 78705 (512) 660-5165

(2) UMB Bank, N.A. (records related to its function as custodian) 928 Grand Boulevard, 5th Floor Kansas City, MO 64106 (414) 299-2000

(3) UMB Fund Services, Inc. (records related to its function as fund transfer agent and administrator) 235 West Galena Street Milwaukee, WI 53212 (414) 299-2000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of the fund (check only one):

[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Endowment Advisers, L.P. d/b/a Cypress Creek Partners 712 W. 34th Street, Suite 201 Austin, TX 78705 (512) 660-5165

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Foreside Financial Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101 Attn: Legal Department Fax: (207) 553-7151

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

	(a)	Depositor’s name(s) and address(es):

	(b)	Manager’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:  Board approval was not required, as liquidation of the Fund was required on the ten-year anniversary of the Fund, per the limited partnership agreement of the Fund.  The Board approved various ministerial actions in conjunction with the termination and liquidation of the Fund on February 6, 2025.

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Shareholder approval was not required, as liquidation of the Fund was required on the ten-year anniversary of the Fund, per the limited partnership agreement of the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions: The effective date of the distribution was March 31, 2025. The actual date that final distributions were wired was April 15, 2025.

	(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

	(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable.

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes               [   ]             No   Distributions were made from the Master Fund level to each Feeder Fund.  Each Feeder Fund then made the distribution to shareholders. All distributable assets have been distributed to shareholders.

If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[X] Yes [ ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Cash in the amount of $864,088.
(b) Why has the fund retained the remaining assets? The Fund holds the above-mentioned remaining cash reserve to pay identified and likely costs to finish winding up and fully dissolving the entity.
(c) Will the remaining assets be invested in securities?

[ ] Yes [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No

If Yes,

(a)          Describe the type and amount of each debt or other liability:  $864,088 representing identified and likely partnership expenses required to fully liquidate and dissolve the partnership including administrative, tax and other items related to the ~6,800 underlying investors.

(b) How does the fund intend to pay these outstanding debts or other liabilities? Cash reserved for identified and likely expenses referenced above in Question 20.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $40,000

		(ii)	Accounting expenses: $192,928

		(iii)	Other expenses (list and identify separately): Liquidation Administration Agent Fee: $999,375 Compliance: $12,267 Printing: $11, 945

		(iv)	Total expenses (sum of lines (i)-(iii) above): $1,256,515

	(b)	How were those expenses allocated? Pro rata.

	(c)	Who paid those expenses? The investors bore expenses per the limited partnership agreement of the Fund.

	(d)	How did the fund pay for unamortized expenses (if any)? The Fund paid with cash.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Not Applicable.

	(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable.

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable.

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of The Endowment PMF Master Fund, L.P., (ii) he is an officer of The Endowment PMF Master Fund, L.P. and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.
/s/ William Prather III
Name: William Prather III
Title: Principal Executive Officer
Date: April 16, 2025